                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                               (Amendment No. 2)*

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary Shares, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  81941Q 20 3(1)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

----------
(1) This CUSIP number applies to the Issuer's American Depositary Shares, each representing two Ordinary Shares.

---------------------
CUSIP NO. 81941Q 20 3           Schedule 13 G          Page 2 of 12 Pages
---------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Skyline Media Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]

                                                                  (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF             5      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                   0
   OWNED BY EACH            ----------------------------------------------------
     REPORTING              6      SHARED VOTING POWER
       PERSON
        WITH                       0
                            ----------------------------------------------------
                            7      SOLE DISPOSITIVE POWER

                                   0
                            ----------------------------------------------------
                            8      SHARED DISPOSITIVE POWER

                                   0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                             [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 81941Q 20 3               Schedule 13 G            Page 3 of 12 Pages
---------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Skyline Capital International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF      5    SOLE VOTING POWER
       SHARES
    BENEFICIALLY          0
    OWNED BY EACH    -----------------------------------------------------------
      REPORTING      6    SHARED VOTING POWER
       PERSON
        WITH              0
                     -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER

                          0
                     -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 81941Q 20 3               Schedule 13 G            Page 4 of 12 Pages
---------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Premium Lead Company Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF      5    SOLE VOTING POWER
       SHARES
    BENEFICIALLY          60,000,000 Ordinary Shares
    OWNED BY EACH    -----------------------------------------------------------
      REPORTING      6    SHARED VOTING POWER
       PERSON
        WITH              0
                     -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER

                          60,000,000 Ordinary Shares
                     -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      60,000,000 Ordinary Shares
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       41.6%(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

----------
(2) Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007. The Issuer filed the proxy statement as an exhibit to its report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007.

---------------------
CUSIP NO. 81941Q 20 3            Schedule 13 G                Page 5 of 12 Pages
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    First Step Investments Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF     5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY        60,000,000 Ordinary Shares(3)
    OWNED BY EACH   ------------------------------------------------------------
      REPORTING     6   SHARED VOTING POWER
       PERSON
        WITH            0
                    ------------------------------------------------------------
                    7   SOLE DISPOSITIVE POWER

                        60,000,000 Ordinary Shares(3)
                    ------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    60,000,000 Ordinary Shares(3)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    41.6%(4)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

----------
(3) Solely as a holder of 60% of Shares in Premium Lead Company Limited.

(4) Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007. The Issuer filed the proxy statement as an exhibit to its report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007.

---------------------
CUSIP NO. 81941Q 20 3            Schedule 13 G                Page 6 of 12 Pages
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Shanda Media Limited
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
      NUMBER OF     5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY        60,000,000 Ordinary Shares(5)
    OWNED BY EACH   ------------------------------------------------------------
      REPORTING     6   SHARED VOTING POWER
       PERSON
        WITH            0
                    ------------------------------------------------------------
                    7   SOLE DISPOSITIVE POWER

                        60,000,000(5)
                    ------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

    60,000,000 Ordinary Shares(5)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    41.6%(6)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

----------
(5) Solely as a holder of 60% Shares of First Step Investments Limited.

(6) Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007. The Issuer filed the proxy statement as an exhibit to its report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007.

---------------------
CUSIP NO. 81941Q 20 3            Schedule 13 G                Page 7 of 12 Pages
---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Tianqiao Chen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) [ ]

                                                             (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    People's Republic of China
--------------------------------------------------------------------------------
      NUMBER OF     5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY        62,454,538 Ordinary Shares(7)
    OWNED BY EACH   ------------------------------------------------------------
      REPORTING     6   SHARED VOTING POWER
       PERSON
        WITH            0
                    ------------------------------------------------------------
                    7   SOLE DISPOSITIVE POWER

                        62,454,538(7)
                    ------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    62,454,538 Ordinary Shares(7)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
    EXCLUDES CERTAIN SHARES                                      [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    43.3%(8)
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

----------
(7) Includes 60,000,000 Ordinary Shares held as the sole shareholder of Shanda Media Limited; 2,188,338 ordinary shares held by DBS Trustee Limited acting as trustees of the Jade Trust and 266,200 ordinary shares that may be issued upon the exercise of share options that are held by DBS Trustee Limited acting as trustees of the Jade Trust. Ordinary shares and stock options held by DBS Trustees Limited acting as trustees of the Jade Trust are held for the benefit of Tianqiao Chen and his family members.

---------------------
CUSIP NO. 81941Q 20 3             Schedule 13 G              Page 8 of 12 Pages
---------------------

ITEM 1(a).  NAME OF ISSUER:

            Shanda Interactive Entertainment Limited (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, People's Republic of China

ITEM 2(a).  NAME OF PERSON FILING:

            (i) Skyline Media Limited ("SML")

            (ii) Skyline Capital International Limited ("SCIL")

            (iii) Premium Lead Company Limited ("Premium Lead")

            (iv) First Step Investments Limited ("First Step")

            (v) Shanda Media Limited ("Shanda Media")

            (vi) Tianqiao Chen

            (SML, SCIL, Premium Lead, First Step, Shanda Media and Tianqiao Chen are referred to herein as the "Reporting Persons," each, a "Reporting Person.")

            The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Act") because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            For SML, SCIL, First Step and Shanda Media: P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

-----------
(8) Based on 144,314,994 ordinary shares outstanding as of November 14, 2007, as reported by the Issuer in its proxy statement for the annual general meeting of shareholders held on December 18, 2007. The Issuer filed the proxy statement as an exhibit to its report on Form 6-K filed with the Securities and Exchange Commission on November 26, 2007.

---------------------
CUSIP NO. 81941Q 20 3             Schedule 13 G              Page 9 of 12 Pages
---------------------

            For Premium Lead: Woodbourne Hall, Road Town, Tortola, British Virgin Islands.

            For Mr. Tianqiao Chen: No. 1 Office Building, No. 690 Bibo Road, Pudong New Area Shanghai 201203, People's Republic of China.

ITEM 2(c)   CITIZENSHIP:

            Mr. Chen is a citizen of the People's Republic of China. All other Reporting Persons are British Virgin Islands corporations.

---------------------
CUSIP NO. 81941Q 20 3             Schedule 13 G             Page 10 of 12 Pages
---------------------

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Ordinary Shares

ITEM 2(e).  CUSIP NUMBER:

            81941Q 20 3

ITEM 3.     STATEMENT FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c):

            Not applicable.

ITEM 4.     OWNERSHIP.

                                                         SHARED
                                           SOLE POWER   POWER TO    SOLE POWER TO    SHARED POWER
                     AMOUNT                TO VOTE OR  VOTE OR TO   DISPOSE OR TO   TO DISPOSE OR TO
                  BENEFICIALLY   PERCENT     DIRECT      DIRECT       DIRECT THE      DIRECT  THE
REPORTING PERSON      OWNED:    OF CLASS:   THE VOTE:   THE VOTE:  DISPOSITION OF:  DISPOSITION OF:
----------------  ------------  ---------  ----------  ----------  ---------------  ----------------
SML                         0        0%             0      0                   0          0
SCIL                        0        0%             0      0                   0          0
Premium Lead       60,000,000     41.6%    60,000,000      0          60,000,000          0
First Step         60,000,000     41.6%    60,000,000      0          60,000,000          0
Shanda Media       60,000,000     41.6%    60,000,000      0          60,000,000          0
Tianqiao Chen      62,454,538     43.3%    62,454,538      0          62,454,538          0

            On September 19, 2007, SML sold 4,565,939 ADSs, representing 9,131,878 Ordinary Shares, pursuant to Rule 144 under the Securities Act of 1933, as amended.

            On December 27, 2007, in connection with an internal restructuring among the Reporting Persons (the "Restructuring"):

                  - SML transferred 60,000,000 Ordinary Shares to Premium Lead, a newly-formed British Virgin Islands corporation, in exchange for two deeds of indebtedness of an aggregate principal amount of US$1,116,300,000 executed by Premium Lead in favor of SML.

                  - SML transferred 11,922,412 Ordinary Shares and 7,900 ADSs (representing 15,800 Ordinary Shares) to Crystal Day Holdings Limited ("Crystal Day"), a newly-formed Hong Kong corporation, in exchange for a deed of indebtedness of a principal amount of US$222,110,434 executed by Crystal Day in favor of SML.

            As a result of the sales described above, SML and SCIL no longer hold any Ordinary Shares. Premium Lead and Crystal Day are record holders of Ordinary Shares.

            Also in connection with the Restructuring, Premium Lead has the following direct and indirect shareholders:

---------------------
CUSIP NO. 81941Q 20 3             Schedule 13 G             Page 11 of 12 Pages
---------------------

                  -     First Step was formed to hold 60% of shares of Premium
                        Lead.

                  - Shanda Investment International Limited ("Shanda Investment), a British Virgin Islands corporation, became the holder of the remaining 40% of shares of Premium Lead. Mr. Danian Chen is the sole shareholder of Shanda Investment.

                  - Shanda Media became the holder of 60% of shares of First Step. Mr. Tianqiao Chen is the sole shareholder of Shanda Media.

                  - Fortune Capital Holdings Enterprise Limited ("Fortune Capital"), a British Virgin Islands corporation, became the holder of 40% of shares of First Step. Ms. Qianqian Luo is the sole shareholder of Fortune Capital.

            In addition, in connection with the Restructuring, Crystal Day became a wholly-owned subsidiary of Silver Rose Investment Limited ("Silver Rose"), a newly-formed British Virgin Islands corporation. Silver Rose in turn is a wholly-owned subsidiary of C&T Trust ("C&T Trust"), a newly-established Cayman Islands discretionary trust. HSBC International Trustee Limited ("HKIT") is the trustee of C&T Trust. Lion International Management Limited ("Lion International"), a wholly-owned subsidiary of HKIT, is the sole director of Silver Rose and Crystal Day.

            Crystal Day, Silver Rose, HKIT and Lion International jointly filed a Schedule 13G on January 7, 2008 to report the acquisition of 11,922,412 Ordinary Shares described above.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

            As described above, as of December 27, 2007, SML sold all of its Ordinary Shares. As a result, SML and SCIL no longer hold any Ordinary Shares.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable

---------------------
CUSIP NO. 81941Q 20 3            Schedule 13 G              Page 12 of 12 Pages
---------------------

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION.

         Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2008

                                         SKYLINE MEDIA LIMITED

                                         By: /s/ Tianqiao Chen
                                             ---------------------------------
                                             Name:  Tianqiao Chen
                                             Title: Attorney-in-Fact

                                         SKYLINE CAPITAL INTERNATIONAL LIMITED

                                         By: /s/ Tianqiao Chen
                                             ---------------------------------
                                             Name:  Tianqiao Chen
                                             Title: Attorney-in-Fact

                                         PREMIUM LEAD COMPANY LIMITED

                                         By: /s/ Tianqiao Chen
                                             ---------------------------------
                                             Name:  Tianqiao Chen
                                             Title: Director

                                         FIRST STEP INVESTMENT LIMITED

                                         By: /s/ Tianqiao Chen
                                             ---------------------------------
                                             Name:  Tianqiao Chen
                                             Title: Director

                                         SHANDA MEDIA LIMITED

                                         By: /s/ Tianqiao Chen
                                             ---------------------------------
                                             Name:  Tianqiao Chen
                                             Title: Director

                                         TIANQIAO CHEN

                                         By: /s/ Tianqiao Chen
                                             ---------------------------------
                                             Name:  Tianqiao Chen

                                                                    EXHIBIT 99.1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares, par value $0.01 per share, of Shanda Interactive Entertainment Limited., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

           [Remainder of this page has been left intentionally blank.]

                                 SIGNATURE PAGE

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 15th day of January 2008.

                                          SKYLINE MEDIA LIMITED

                                          By: /s/ Tianqiao Chen
                                              ---------------------------------
                                              Name:  Tianqiao Chen
                                              Title: Attorney-in-Fact

                                          SKYLINE CAPITAL INTERNATIONAL LIMITED

                                          By: /s/ Tianqiao Chen
                                              ---------------------------------
                                              Name:  Tianqiao Chen
                                              Title: Attorney-in-Fact

                                          PREMIUM LEAD COMPANY LIMITED

                                          By: /s/ Tianqiao Chen
                                              ---------------------------------
                                              Name:  Tianqiao Chen
                                              Title: Director

                                          FIRST STEP INVESTMENT LIMITED

                                          By: /s/ Tianqiao Chen
                                              ---------------------------------
                                              Name:  Tianqiao Chen
                                              Title: Director

                                          SHANDA MEDIA LIMITED

                                          By: /s/ Tianqiao Chen
                                              ---------------------------------
                                              Name:  Tianqiao Chen
                                              Title: Director

                                          TIANQIAO CHEN

                                          By: /s/ Tianqiao Chen
                                              ---------------------------------
                                              Name:  Tianqiao Chen